Exhibit 99.01

Cloudera Announces CEO Transition

•	Tom Reilly to Retire

•	Cloudera’s Chairman of the Board, Martin Cole, Named Interim CEO

PALO ALTO, Calif., June 5, 2019 – Cloudera, Inc. (NYSE: CLDR), the enterprise data cloud company, today announced that Tom Reilly will retire as Chief Executive Officer and as a member of the Board of Directors, effective July 31, 2019. The Board has appointed Martin Cole, Chairman of the Board, as interim Chief Executive Officer, effective at the end of Mr. Reilly’s transition. Mr. Cole will work with Mr. Reilly in the meantime to help ensure a smooth transition and to lead the Company’s executive team while the Board conducts a search for a permanent CEO. The Board has appointed a committee consisting of board members Peter Fenton, Kim Hammonds, Michael Stankey and Mr. Cole to work with a leading executive recruiting firm to conduct the search for Cloudera’s next CEO.

Mr. Cole has served as a director on the Cloudera Board of Directors since 2014 and as Chairman of the Board since 2018. Prior to retiring from Accenture in 2014, Mr. Cole served as the Chief Executive of the Technology Group, where he was responsible for the full range of Accenture’s technology consulting services, outsourcing solutions and delivery capabilities around the world. In this role, he led technology innovation, including Accenture Technology Labs, Accenture Software and development of emerging technology solutions, including those for the cloud.

“Tom has been an integral part of Cloudera and has led the Company with vision and integrity throughout his tenure,” said Mr. Cole. “We thank Tom for his contributions over the last six years, including leading Cloudera through its substantial fundraising, strategic relationships and acquisitions, as well as its IPO and merger with Hortonworks. Tom and the Board have always been committed to continually evaluating Cloudera’s progress and ensuring that we are executing to drive long-term value. Accordingly, we have mutually agreed with Tom that this is the right time for a leadership transition.”

“I am very proud of everything that we have accomplished at Cloudera over the past six years, as we have transformed into a leading enterprise data cloud provider,” said Mr. Reilly. “While there is much work still to be done, I have determined that now is the right time for me to retire and transition leadership of the company as it enters the next chapter of growth. I have every confidence that Cloudera will continue to thrive in the years to come.”

Mr. Cole continued, “I have become deeply familiar with the business since joining Cloudera’s Board and am very optimistic about its enterprise data cloud strategy. As we search for the next CEO, I look forward to continuing to work in close coordination with the Board and the rest of the talented team across Cloudera to serve customers, deliver innovation with partners and drive shareholder value. ”

Cloudera separately announced its first quarter fiscal year 2020 results today and will host a conference call at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss the results.

About Cloudera
At Cloudera, we believe that data can make what is impossible today, possible tomorrow. We empower people to transform complex data into clear and actionable insights. Cloudera delivers an enterprise data cloud for any data, anywhere, from the Edge to AI. Powered by the relentless innovation of the open source community, Cloudera advances digital transformation for the world's largest enterprises. Learn more at Cloudera.com.

Cloudera and associated marks are trademarks or registered trademarks of Cloudera, Inc. All other company and product names may be trademarks of their respective owners.

Contacts
Media
Michelle Lazzar | Cloudera | press@cloudera.com | 888-789-1488
or
Investor Relations
Kevin Cook | Cloudera | investor-relations@cloudera.com | 650-644-3900